Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Generation Bio Co. for the registration of debt securities, common stock, preferred stock, units and warrants and to the incorporation by reference therein of our reports dated February 24, 2022, with respect to the consolidated financial statements of Generation Bio Co., and the effectiveness of internal control over financial reporting of Generation Bio Co., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 24, 2022